Aurora Cannabis Completes Distribution of Australis Capital

TSX: ACB

EDMONTON, Sept. 19, 2018 /CNW/ - Aurora Cannabis Inc. ("Aurora" or the "Company") (TSX: ACB) (OTCQB: ACBFF) (Frankfurt: 21P; WKN: A1C4WM), today announced that it has completed its previously announced distribution of Australis shares and warrants (the "Distribution"). The distribution was completed on September 19, 2018, and the Australis shares and warrants will commence trading on the CSE under the symbol "AUSA" effective at the market open today.

In accordance with the terms of the Distribution, eligible Aurora shareholders were paid one unit of Australis for every 34 Aurora shares outstanding as at August 24, 2018 (the "Record Date). Each unit consists of one common share and one share purchase warrant of Australis. Each warrant entitles the holder thereof to acquire one share at an exercise price of $0.25 per Australis share, on or prior to 4:00 p.m. (Eastern Time) on the date that is one year after the Distribution.

As described in further detail in the Final Prospectus, no units were issued to shareholders who are (or were deemed to be) non-residents of Canada. Rather, such units have been delivered to a custodian for sale in the open market following the Distribution, and the net cash proceeds will be delivered to non-resident shareholders, net of any withholding taxes.

Following the distribution, Aurora has no direct ownership interest in Australis, and the company is an independently operating entity. Aurora, however, does hold two warrants, allowing the Company to acquire an ownership interest at such time in the future (within 10 years) when holding investments in U.S. cannabis assets will become permissible.

"With the completion of this distribution we have delivered an immediate return of capital to Aurora shareholders while enabling the Australis team to proceed with their mandate to invest in U.S. cannabis assets with high growth potential," said Terry Booth, CEO of Aurora. "Australis' management, board of directors and investment committee are well positioned to leverage their collective knowledge and extensive experiences to rapidly execute on the tremendous opportunity ahead to generate substantial long-term shareholder value."

Scott Dowty, CEO of Australis, added, "We will leverage the opportunities created by a fragmented U.S. cannabis market with limited access to growth capital. We have not wasted time and have already identified a number of strong assets within this market that we believe have high growth potential. With the completion of our over-subscribed private placement, we have the funds to start executing on these opportunities immediately and deliver growth."

About Aurora

Headquartered in Edmonton, Alberta, Canada with funded capacity in excess of 500,000 kg per year and sales and operations in 18 countries across five continents, Aurora is one of the world's largest and leading cannabis companies. Aurora is vertically integrated and horizontally diversified across every key segment of the value chain, from facility engineering and design to cannabis breeding and genetics research, cannabis and hemp production, derivatives, high value-add product development, home cultivation, wholesale and retail distribution.

Highly differentiated from its peers, Aurora has established a uniquely advanced, consistent and efficient production strategy, based on purpose-built facilities that integrate leading-edge technologies across all processes, defined by extensive automation and customization, resulting in the massive scale production of high quality product at ultra-low costs. Intended to be replicable and scalable globally, these production facilities are designed to produce cannabis of significant scale, with high quality, industry-leading yields, and ultra-low per gram production costs. Each of Aurora's facilities is built to meet European Union (EU) GMP standards, and its first production facility, the recently acquired MedReleaf Markham facility, and its wholly owned European medical cannabis distributor Aurora Deutschland (formerly Pedanios), have achieved this level of certification.

In addition to the Company's rapid organic growth and strong execution on strategic M&A, which to date includes 15 companies – MedReleaf, CanvasRX, Peloton Pharmaceutical, Aurora Deutschland (formerly Pedanios), H2 Biopharma, Urban Cultivator, BC Northern Lights, Larssen Greenhouses, CanniMed Therapeutics, Anandia Labs, HotHouse Consulting, Agropro, Borela, and the pending acquisition of ICC Labs – Aurora is distinguished by its reputation as a partner of choice and employer of choice in the global cannabis sector, having invested in and established strategic partnerships with a range of leading innovators, including: The Green Organic Dutchman Holdings Ltd. (TSX: TGOD), Radient Technologies Inc. (TSXV: RTI), Hempco Food and Fiber Inc. (TSXV: HEMP), Cann Group Ltd. (ASX: CAN), Micron Waste Technologies Inc. (CSE: MWM), Choom Holdings Inc. (CSE: CHOO), Namaste Technologies Inc. (TSXV: N), Evio Beauty Group (private), Wagner Dimas (private), CTT Pharmaceuticals (OTCC: CTTH), and Alcanna Inc. (TSX: CLIQ). Aurora's Common Shares trade on the TSX under the symbol "ACB", and are a constituent of the S&P/TSX Composite Index.

For more information about Aurora, please visit our investor website, investor.auroramj.com, Twitter, Facebook or Instagram

Terry Booth, CEO
Aurora Cannabis Inc.

About Australis

Australis Capital identifies and invests in the cannabis industry predominately in the United States, a highly regulated, fragmented, fast growing and evolving industry. Investments may include and are not limited to equity, debt or other securities of both public and private companies, financings in exchange for royalties or other distribution streams, and control stake acquisitions. Australis Capital adheres to stringent investment criteria and will focus on significant near and mid-term high-quality opportunities with strong return potentials while maintaining a steadfast commitment to governance and community. Australis Capital's Board, Management and Advisory Committee members have material experience with, and knowledge of, the cannabis space in the U.S., extensive backgrounds in highly regulated industries, adherence to stringent regulatory compliance, public company and operational expertise. For more information, please visit us at www.ausacap.com.

Forward looking statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur and include, but are not limited to: statements in respect of the timing and details of the Distribution, the financial prospects of Australis, the listing of Australis Shares and Warrants on the CSE and the terms of the Restricted Back-in Right. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Investors should refer to the final prospectus filed by Australis in connection with the Distribution for more information, in particular the risk factors described therein under the heading "Risk Factors". The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Aurora Cannabis Inc.

View original content: http://www.newswire.ca/en/releases/archive/September2018/19/c6481.html

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For further information: For Media: Heather MacGregor, +1.416.509.5416, heather.macgregor@auroramj.com; For Investors: Marc Lakmaaker, +1.647.269.5523, marc.lakmaaker@auroramj.com; Rob Kelly, +1.647.331.7228, rob.kelly@auroramj.com; U.S. Investors, Phil Carlson / Elizabeth Barker, KCSA Strategic Communications, Phone: (212) 896-1233 / (212) 896-1203, Email: pcarlson@kcsa.com / ebarker@kcsa.com; Australis Contact, Scott Dowty, Chief Executive Officer, IR@ausacap.com

CO: Aurora Cannabis Inc.

CNW 07:30e 19-SEP-18